     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 5, 2001

                                                        Registration No. 333-___


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                    FORM SB-2
                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                              --------------------


                        BBC GRAPHICS OF PALM BEACH, INC.
                 (Name of Small Business Issuer in Its Charter)

            Florida                           541800                  65-0924471
                                              ------
(State or Other Jurisdiction of   (Primary Standard Industrial    (I.R.S. Employer
Incorporation or Organization)        Classification Number)      Identification No.)

                                 4301 Oak Circle
                                    Suite 25
                              Boca Raton, FL 33431
                                (561) 417 - 3021
          (Address and Telephone Number of Principal Executive Offices)

                              --------------------

                            Suzanne Brady, President
                                 4301 Oak Circle
                                    Suite 25
                              Boca Raton, FL 33431
                                (561) 417 - 3021
            (Name, Address and Telephone Number of Agent For Service)

                              --------------------

                        Copies of all communications to:

                             Roxanne K. Beilly, Esq.
                              Atlas Pearlman, P.A.
                           350 East Las Olas Boulevard
                                   Suite 1700
                            Fort Lauderdale, FL 33301
                            Telephone: (954) 763-1200
                          Facsimile No. (954) 766-7800

Approximate Date of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

                                                                 Proposed                  Proposed
   Title of Each                                                 Maximum                   Maximum
Class of Securities                      Amount to be          Offering Price              Aggregate              Amount of
  to be Registered                         Registered             Per Security           Offering Price        Registration Fee
--------------------                     ---------------       -----------------         ---------------       ----------------


Common Stock, par value
$.001 per share(1)                          1,976,000                 $.125                     $247,000              $61.75



Total Registration Fee                                                                                                 $61.75


(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457.


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

         Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                      Subject to Completion April ___, 2001


PROSPECTUS


                        BBC GRAPHICS OF PALM BEACH, INC.


                        1,976,000 Shares of Common Stock




         This prospectus covers the 1,976,000 shares of common stock of BBC Graphics of Palm Beach, Inc. being offered by certain selling security holders. We will not receive any proceeds from the sale of the shares by the selling security holders.

                              --------------------

         This investment involves a high degree of risk. There is no public market for our shares. You should purchase shares only if you can afford a complete loss of your investment. See "Risk Factors" beginning on page 4.


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                              --------------------


                The date of this prospectus is ____________, 2001

                               PROSPECTUS SUMMARY

The Company

         We provide a wide range of advertising and graphic design services to our clients. Most typically, these services will include designing, developing and producing:

         - corporate identity packages, including logos, letterhead and business cards,
         - various print media, such as newspaper and magazine ads, posters, trade show booths and outdoor billboards,
         - printed collateral materials, such as brochures and catalogs, and
         - promotional materials, such as T-shirts, coffee mugs, and pens.

         We also provide web site design, high-quality scanning and extensive photo re-touching as part of our menu of services. We have recently begun offering a web site design package which also includes hosting services. While we serve a diversified client roster which is primarily corporate clients, our target niche is new companies who are seeking to create an effective corporate identity from which they can market their business.

         References throughout this prospectus to "BBC Graphics," "we," "us" and "our" are to BBC Graphics of Palm Beach, Inc. On December 22, 2000 we effected a 50,000 for one forward stock split. Unless specifically disclosed, all information contained in this prospectus gives proforma effect to this stock split.

The Offering


Common Stock Offered by
Selling Security holders                                      1,976,000 shares

Common Stock Outstanding:
         Prior to the Offering                                26,976,000 shares
         After the Offering                                   26,976,000 shares

                             Selected Financial Data

         The following summary of our financial information has been derived from our audited financial statements that are included in this prospectus. In September 2000 we changed our fiscal year end from December 31 to September 30.

Statement of Operations Data:

                                    Three months ended                 Nine months ended      Year ended
                                    December 31,                       September 30,          December 31,
                                    2000          1999                 2000                   1999
                                    ----          ----                 ----                   ----
                                         (unaudited)

Net sales                          $    95,998    $    52,413          $    104,892           $   204,040
Gross profit                       $    62,117    $    25,810          $     54,464           $   127,619
Income (loss) from operations      $    19,874    $     7,541          $       (720)          $    45,356
Other income                       $         0    $         0          $          0           $    13,675
Net income (loss)                  $    19,337    $     2,205          $     (5,623)          $    50,627
Earnings (loss) per share          $         0    $         0          $          0           $         0
Weighted average common
   shares outstanding               26,500,000     25,000,000            25,000,000            25,000,000


Balance Sheet Data:

                                    December 31, 2000         September 30, 2000
                                    -----------------         ------------------
                                      (unaudited)

Current assets                          $75,817                    $42,146
Current liabilities                     $26,681                    $22,674
Working capital                         $49,136                    $19,472
Total assets                            $99,176                    $65,219
Total liabilities                       $37,762                    $37,371
Shareholders' equity                    $61,414                    $27,848


                                  RISK FACTORS

         An investment in the securities offered hereby is speculative in nature and involves a high degree of risk. In addition to the other information contained in this prospectus, the following factors should be considered carefully in evaluating BBC Graphics and our business before purchasing the securities offered hereby.

We have generated limited revenues, and our future results are uncertain.

         For the fiscal year ended December 31, 1999 we reported net sales of $204,040, for the transition period of the nine months ended September 30, 2000 we reported net sales of $104,892, and for the three months ended December 31, 2000 we reported net sales (unaudited) of $95,998. We have generated limited earnings to date. We cannot guarantee you that we will ever achieve a significant increase in our net sales or that profitability be sustained on an ongoing basis. Our prospects must be considered in light of the risks, and uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development.

Because there is no public market for our common stock, you may find it extremely difficult or impossible to resell our shares. Even if a public market is established, we cannot guarantee you that there will ever be any liquidity in our common stock.

         There is no public market for our common stock, and there can be no assurance that a public market will ever be established. Purchasers of our shares of common stock will face significant obstacles if they wish to resell the shares. Absent a public market for our common stock, an investment in our shares should be considered illiquid. In the future we may attempt to establish a public market for our common stock. We cannot guarantee you that we will be successful. Even if a public market is established, it is unlikely a liquid market will develop. Because of our relatively small size and limited revenues, the investment community may show little or no interest in our securities and investors may not be readily able to liquidate their investment, if at all. Investors seeking liquidity in a security should not purchase our shares of common stock.

Our success depends on the efforts of our president and CEO. If we should lose her services, our relationships with our clients could be damaged which would adversely affect our net sales and results of operations.

         We rely on Suzanne Brady, our president and CEO, for the day-to-day management of BBC Graphics, as well as nurturing and developing the relationships we have with our clients. While Ms. Brady is a party to an employment agreement with us that expires in 2004, if we should lose her services, the relationships that we have with clients as a result of her efforts on our behalf could be damaged. Because we are a relatively small company with limited net sales, the loss of relationships with our clients could adversely affect our ability to generate net sales and, therefore, our future results of operations.

We operate in a highly competitive industry, and we cannot guarantee you that we will ever achieve any level of success in competing for clients with other advertising businesses.

         The advertising business is very competitive. We are at a competitive disadvantage in attracting clients due to our relatively small size and somewhat limited scope of our services. In addition, there in not a significant barrier to entry by competitors. Our competitors are larger and more diversified than BBC Graphics, and have greater financial resources. We cannot predict the degree of success, if any, with which we will meet competition in the future.

We have historically been dependent on two major clients. If we should lose one or both of these customers, our net sales and results of operations would be materially adversely affected.

         Sales to two clients during the year ended December 31, 1999 and the nine months ended September 30, 2000 represented approximately 80% and 25% of total sales, respectively. While we are attempting to broaden our client base and lessen our dependence upon these two clients, we cannot guarantee you that our efforts will be successful. In that event, the loss of either of these customers would have a material adverse effect on our business, financial position and results of operations.

We may need additional capital which we may not be able to obtain on acceptable terms. Any inability to raise additional capital when needed could adversely affect our ability to grow our company.

         Our future capital requirements depend on a number of factors, including our ability to grow our net sales and manage our business. If we are to substantially increase our net sales, it is likely we will seek to raise additional capital, possibly through the issuance of long-term or short-term indebtedness or the issuance of equity securities in private or public transactions. If we raise additional capital through the issuance of debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing shareholders will be reduced and those shareholders will experience dilution. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our common stock. We cannot assure you that acceptable financing can be obtained on suitable terms, if at all.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION.

         Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking words such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or financial conditions or state other "forward-looking" information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted in this section and other factors noted throughout this prospectus, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.

                                 CAPITALIZATION

         The following table sets forth our capitalization as of December 31, 2000. The table should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus. This table does not give effect to:

         - the issuance of up to 1,428,000 shares of our common stock in the event currently outstanding warrants are exercised, and

         - an additional 476,000 shares of our common stock issued subsequent to December 31, 2000.

                                                     December 31, 2000
                                                     -----------------

Long-term liabilities                                     $ 11,081

Shareholder's equity:

     Preferred stock, $.001 par value,
     3,000,000 shares authorized,
     0 shares issued and outstanding                            --

     Common stock, $.001 par value,
     100,000,000 shares authorized,
     26,500,000 shares issued and
     outstanding                                            26,500
     Additional paid-in capital                             28,500
     Subscription receivable                               (10,000)
     Retained earnings                                      16,414
                                                          --------

       Total shareholder's equity                           61,414
                                                          --------

     Total capitalization                                 $ 72,495

                                 USE OF PROCEEDS

         We will not receive any proceeds upon the sale of shares by the selling security holders.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                              OR PLAN OF OPERATION

         The following discussion should be read together with the information contained in the financial statements and related notes included elsewhere in this prospectus.

Results of operations

Fiscal year ended December 31, 1999 as compared to transition period ended September 30, 2000

         As previously discussed, in September 2000 we changed our fiscal year end from December 31 to September 30. The following discussion compares our results of operations for the 12 months ended December 30, 1999 (fiscal 1999) to the transition period of the nine months ended September 30, 2000 (transition period 2000).

Readers are cautioned that information for our transition period 2000 reflects our results of operations for a three month shorter period of time than the information for fiscal 1999.

         Our net sales for the transition period 2000 were $99,148 less than our net sales for fiscal 1999. Our gross profit was approximately 52% of our net sales for the transition period 2000, as compared to approximately 63% for fiscal 1999. This reduction in the percentage of our gross profit to net sales is a result of higher costs related to certain services we outsource, including printing and reproduction.

         Our general and administrative expenses, which primarily include occupancy costs, professional fees and depreciation expenses, were approximately 57% of net sales for the transition period 2000 as compared to approximately 40% of net sales for fiscal 1999. This proportional increase in general and administrative expenses is a result of reduced sales for the transition period 2000 from the fiscal year 1999.

         We reported a loss of $720 from operations for transition period 2000 as compared to income from operations of $45,356 for fiscal 1999. This change is primarily attributable to the shorter reporting period and the decrease in our gross profit as a percentage of net sales discussed above.

         Interest expense for transition period 2000 was $4,903 as compared to $8,404 for fiscal 1999. Interest expense includes interest payment under capital leases.

         Other income for fiscal 1999 represents a gain on a marketable security which we purchased in February 1999 and resold in April 1999. We did not engage in a similar transaction during transition period 2000. This transaction was a one-time event, and we do not anticipate that we will enter into similar transactions in the foreseeable future.

         We reported a net loss of $5,623 for the transition period 2000 as compared to net income of $50,627 for fiscal 1999.

Three months ended December 31, 2000 (unaudited) as compared to the three months ended December 31, 1999 (unaudited)

         Our net sales increased $43,585, or approximately 83%, for the three months ended December 31, 2000 as compared to the three months ended December 31, 1999. We attribute this increase in net sales to our efforts to grow our business which resulted in expanding our client base.

         Our gross profit as a percentage of net sales increased to approximately 65% for the three months ended December 31, 2000 as compared to approximately 49% from the comparable three month period in 1999 as a result of our efforts to focus on higher margin sales, such as graphic design services.

         General and administrative expenses increased $23,974 during the three months ended December 31, 2000 from the comparable period in 1999 as a result of the relocation of our office to its present location which resulted in increased rental expense, as well as certain one-time expenses for leasehold improvements.

         Interest expense decreased $4,799 during the three months ended December 31, 2000 from the three months ended December 31, 1999.

         We reported net income of $19,337 for the three months ended December 31, 2000 as compared to net income of $2,205 for the three months ended December 31, 1999. This increase in net income is primarily attributable to the increase in net sales.

Liquidity and capital resources

         Our working capital at December 31, 2000 was $49,136, an increase of approximately 152% from September 30, 2000. The change in working capital was primarily attributable to proceeds of $20,000 from a private sale of our common stock. Net cash provided in operating activities was $23,981 for the three months ended December 31, 2000 as compared to $23,212 for the three months ended December 30, 1999. While the amount remained relatively constant, it reflected an increase in our net income, decreases in depreciation and amortization and accounts receivable, and a decrease in our accounts payable. Net cash used in investing activities increased to $3,140 for the three months ended December 31, 2000 from $1,422 for the three months ended December 31, 1999, as a result of purchases of property and equipment. Net cash provided by financing activities for the three months ended December 31, 2000 was $7,922 compared to net cash used by financing activities of $21,539 for the three months ended December 31, 1999. This increase was primarily attributable to proceeds from a private sale of our securities, a reduction in capital lease obligations and a reduction in the amount due from an affiliate.

         Since inception, we have primarily funded our operations through proceeds from private sales of our common stock. During the three months ended December 31, 2000 we raised proceeds of $20,000 through the private sale of our common stock. In January and February, 2001, we raised an additional $59,500 of proceeds from additional private sales of our common stock. We have financed certain equipment acquisitions with capital leases, and as of December 31, 2000, we had outstanding lease commitments of $11,081.

         During the next 12 months we anticipate that we will make certain capital expenditures totaling approximately $5,000 related to the expansion of our operations. We will fund these capital expenditures from our working capital. Other than these anticipated purchases, we have no material commitments for capital expenditures. Other than our working capital, we do not presently have any outside sources of capital. We believe that our working capital is sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. However, during this period, we may seek additional capital in the private and/or public equity markets if we grow more quickly than expected. After that period, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may need to raise additional funds through public or private financing, including equity, debt or a combination of debt and equity. If we receive additional funds through the issuance of equity securities, our existing stockholders may experience significant dilution. Further, we may not be able to obtain additional financing when needed or on terms favorable to our stockholders or us.

                                    BUSINESS

         We provide a wide range of advertising and graphic design services to our clients. Most typically, these services will include designing, developing and producing:

         - corporate identity packages, including logos, letterhead and business cards,

         - various print media, such as newspaper and magazine ads, posters, trade show booths and outdoor billboards,

         - printed collateral materials such as brochures and catalogs, and

         - promotional materials, such as T-shirts, coffee mugs, and pens.

         We also provide web site design, high-quality scanning and extensive photo re-touching as part of our menu of services. We have recently begun offering a web site design package which also includes hosting services.

         While we serve a diversified client roster which is primarily corporate clients, our target niche is new companies who are seeking to create an effective corporate identity from which they can market their business. We believe our business focus defines us within our market. We believe we offer our clients a more cost-effective alternative to a traditional advertising agency because, unlike many traditional advertising agencies, we will work for a client on a per project basis as opposed to only handling entire advertising engagements. Because we do not require a long term advertising commitment by our client, our business model allows our clients the freedom to work with several agencies to capture that unique look while staying within their budget.

         We generally obtain new clients through referrals or by soliciting prospective clients through personal contacts and presentations by our management. The agreements with our clients are generally terminable by either party upon mutually agreed short-term notice, typically 60 to 90 days, as is the custom in the industry.

         The primary sources of our revenues are fees earned from the production of advertising materials. The billing and collection procedures established by us require that billings be collected from our clients in sufficient time for us to make the corresponding payment to production, usually within 30 days of invoice. Service fees for creative and typesetting time are established on a case-by-case basis. We also receive a service fee on our outside purchases of production materials, including photography and printing, for clients, generally 20% over the cost of such purchases. In some cases, fees are generated in lieu of commissions on media and markup on outside purchases of production materials.

         We consider our relationships with our clients to be good. Due to the nature of the business, any client could at some time in the future reduce its advertising budget, or transfer to another agency all or part of its advertising presently placed through us. Representation of a client does not necessarily mean that we handle all advertising for such client exclusively. In many cases, we handle the advertising of only a portion of a client's products or services. We depend upon a core of clients from which we obtain the bulk of our revenues. For the fiscal year ended December 31, 1999 two of our clients represented 80% of our net sales, and for the nine months ended September 30, 2000 these two clients represented 25% of our net sales.

         We internally produce substantially all of the materials required for our clients. Services and materials such as website software design, website hosting, photography, printing and film are generally purchased from outside vendors. We have identified numerous sources for the products and services we purchase from outside vendors. We do not maintain any written contracts with our suppliers. Substantially all of such suppliers are located within Palm Beach County, Florida.

         We were organized under the laws of the State of Florida in May 1999. Our principal executive offices are located at 4301 Oak Circle, Suite 25, Boca Raton, Florida 33431, and our telephone number is 561-417-3021. Our fiscal year end is September 30. We maintain a website at www.bbcgraphics.com. The information contained on that website is not part of this prospectus.

Government Regulation

         Federal, state and local governments and governmental agencies in recent years have adopted statutes and regulations affecting the advertising activities of advertising agencies and their clients. For example, statutes and regulations have prohibited television advertising for certain products and regulated the form and content of certain types of advertising for many consumer products. The Federal Trade Commission (FTC) has also required proof of accuracy of advertising claims with respect to various products and, in its enforcement policies, is seeking to establish more stringent standards with respect to advertising practices. The FTC has the authority to investigate and to institute proceedings against advertisers and their advertising agencies for deceptive advertising. The effect on the advertising business of future interpretations of existing statutes or regulations, or the effect of new legislation or regulatory activity cannot be predicted. No claims or enforcement actions have ever been instituted against us to date. We do not currently maintain errors and omissions insurance.

Competition

         The advertising industry is highly competitive. Agencies of all sizes strive to attract new clients or accounts from existing clients. In addition, many companies have in-house departments, which handle all, or a portion of their advertising. Competition in the advertising industry depends to a large extent on the client's perception of the quality of an agency's "creative product." As we have grown our operation we have had to compete more frequently against larger advertising agencies. These larger agencies generally have substantially greater financial resources, personnel and facilities than us. We believe we are able to compete on the basis of the quality of our product, service, and personal relationships with clients and reputation.

Property

         We lease approximately 1,000 square feet of commercial space from an unaffiliated third party under a lease terminating in April 2002 at an annual rental of $11,988. We believe this existing space is sufficient for our needs in the foreseeable future.

Employees

         We currently employ two people, both of whom are full-time employees. Our employees are not represented by a collective bargaining unit. We believe that the relations with our employees are good.

Legal Proceedings

         We are not a party to any material legal proceeding, nor are any of our officers, directors or affiliates a party adverse to us in any legal proceeding.

                                   MANAGEMENT

Directors and Executive Officers

         The following table includes the names, positions held and ages of our executive officers and directors. All directors serve for one year and until their successors are elected and qualify. Directors do not presently receive compensation for their services as directors. Officers are elected by the board of directors and their terms of office at the discretion of the board.

NAME                        AGE                      POSITION
----                        ---                      --------

Suzanne Brady               33              President, CEO and director
Julie Mitchell              30              Treasurer, COO and director
Lisa M. Breunig             36              Director

         Suzanne Brady has been our president, CEO and a member of our board of directors since May 1999. From February 1997 until May 1999 she was president and member of the board of directors of BBC Graphics, Inc., a privately held company and our predecessor company. From April 1994 to February 1997 she conducted advertising and design services under the dba BBC Graphics, a sole proprietorship. From 1990 to March 1994 Mrs. Brady was the art director of Boca Business Center and Advertising and Design Group. Mrs. Brady received an associates degree in Graphic Art from George Brown College in Toronto, Canada.

         Julie Mitchell has been our COO and treasurer since May 1999, and has been a member of our board of directors since October 2000. From December 1998 until February 1999 she was a graphic designer with Movie Ad Corporation, and from January 1998 until December 1998 she was the production manager at Boca Type and Graphics. From January 1997 until January 1998 Ms. Mitchell was print manager at Proctors Printing and from January 1996 until January 1997 Ms. Mitchell was a reservationist at Holiday Inn Sunspree. Ms. Mitchell attended Carlton University in Ontario, Canada and received her associates degree from The Art Institute of Fort Lauderdale, Florida.

         Lisa M. Breunig has been a member of our board of directors since October 2000. Since June 1999 she has been project manager with PCL Constructors Canada, Inc. From September 1997 until June 1999 Ms. Breunig was a contract administrator with construction contractor O'Brien-Kreitzberg & Associates and from January 1995 until September 1997 she was a project coordinator with Giffels Enterprises Inc. Ms. Breunig received a Civil Engineering Technology Honors Diploma from Sheridan College of Applied Arts and Technology.

Mrs. Brady, Ms. Mitchell, and Ms. Breunig are sisters.

Executive Compensation

Summary Compensation Table

         The following table sets forth information relating to all compensation awarded to, earned by or paid by us during the past three fiscal years to (i) our president and CEO, and (ii) each of our executive officers who earned more than $100,000 during the fiscal year ended December 31, 2000:

                                    Fiscal                             Other Annual     LTIP            All Other
Name and Principal Position         Year         Salary       Bonus    Compensation     Options/ (#)    Payouts      Compensation
---------------------------         ---------------------------------------------------------------------------------------------

Suzanne Brady(1)                     2000           0            0          0               0              0              0
                                     1999           0            0          0               0              0              0
                                     1998           0            0          0               0              0              0

(1) Prior to March 2001, Ms. Brady, who is our founder, president and CEO, did not draw a salary. In March 2001 Ms. Brady became a party to an employment agreement providing for annual cash compensation of $56,000, the terms of which are described elsewhere in this prospectus.

Option Grants in Last Fiscal Year

         The following table sets forth information concerning our grant of options to purchase shares of our common stock during the fiscal year ended December 31, 2000 to (i) our president and CEO, and (ii) each of our executive officers who earned more than $100,000 during the fiscal year ended December 31, 2000.

                                                Percent of
                                Number of     Total Options/
                               Securities      SARs Granted
                               Underlying      To Employees          Exercise Or
                              Options/SARs       In Fiscal           Base Price
      Name                     Granted (#)          Year               ($/Sh)           Expiration Date
      -------------------------------------------------------------------------------------------------
Suzanne Brady,
President, CEO
and director                        -               -                     -                   -


Option Exercises and Holdings

         The following table contains information with respect to the exercise of options to purchase shares of common stock during the fiscal year ended December 31, 2000 to (i) our President and CEO and (ii) each of our executive officers who earned more than $100,000 during the fiscal year ended December 31, 2000.

               Aggregated Option/SAR Exercises in Last Fiscal Year
                      and Fiscal Year-End Option/SAR Values

                                               Number of
                                              Securities            Value of
                                              Underlying           Unexercised
                   Shares                     Unexercised         In-The-Money
                  Acquired                   Options/SARs         Options/SARs
                     On           Value      At FY-End (#)        At FY-End ($)
                  Exercise      Realized     Exercisable/         Exercisable/
      Name           (#)           ($)       Unexercisable        Unexercisable
-------------------------------------------------------------------------------

Suzanne Brady,
President, CEO
and Director         -              -              -                    -



              Long-Term Incentive Plans Awards in Last Fiscal Year

                        Number      Performance   Estimated Future Payouts Under
                       of Shares     or Other        Non-Stock Price-Based Plans
                       Units or    Period Until   ------------------------------
                     Other Rights   Maturation     Threshold   Target   Maximum
      Name               (#)         or Payout      ($or #)    ($or #)  ($ or #)
      --------------------------------------------------------------------------

Suzanne Brady,
President, CEO
and Director              -             -               -         -        -

Employment Agreement

         In March 2000 we entered into an employment agreement with Suzanne Brady to serve as our president and CEO. Under the terms of this three (3) year agreement, we will pay Ms. Brady an annual salary of $56,000. The agreement also provides, among other things, for participation in any profit-sharing or retirement plan and in other employee benefits applicable to our employees, and certain non-disclosure and non-competition provisions. Under the terms of the agreement, we may terminate the employment of Ms. Brady with cause. If we should terminate the agreement for cause, as defined in the agreement, no further compensation is due Ms. Brady from the date of termination.

Incentive and Non-Qualified Stock Option Plan

         On March 1, 2001, the board of directors and a majority of our shareholders adopted our 2001 stock option plan. We have reserved 1,000,000 shares of common stock for issuance upon exercise of options granted from time to time under the 2001 stock option plan. The 2001 stock option plan is intended to assist us in securing and retaining key employees, directors and consultants by allowing them to participate in our ownership and growth through the grant of incentive and non-qualified options.

         Under the stock option plan we may grant incentive stock options only to key employees and employee directors, or we may grant non-qualified options to our employees, officers, directors and consultants. The 2001 stock option plan is currently administered by our board of directors.

         Subject to the provisions of the stock option plan, the board will determine who shall receive options, the number of shares of common stock that may be purchased under the options, the time and manner of exercise of options and exercise prices. The term of options granted under the stock option plan may not exceed ten years or five years for an incentive stock option granted to an optionee owning more than 10% of our voting stock. The exercise price for incentive stock options will be equal to or greater than 100% of the fair market value of the shares of the common stock at the time granted. However, the incentive stock options granted to a 110% holder of our voting stock are exercisable at a price equal to or greater than 10% of the fair market value of the common stock on the date of the grant. The exercise price for non-qualified options will be set by the board in its discretion. The exercise price may be payable in cash or, with the approval of the board, by delivery of shares or by a combination of cash and shares. Shares of common stock received upon exercise of options will be subject to restrictions on sale or transfer. As of the date of this prospectus, we have not granted any options under the 2001 stock option plan.

Limitation on Liability and Indemnification Matters

         As authorized by the Florida Business Corporation Law, our articles of incorporation provide that none of our directors shall be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except liability for:

         - any breach of the director's duty of loyalty to our company or its shareholders;

         - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

         - unlawful payments of dividends or unlawful stock redemptions or repurchases; and

         - any transaction from which the director derived an improper personal benefit.

         This provision limits our rights and the rights of our shareholders to recover monetary damages against a director for breach of the fiduciary duty of care except in the situations described above. This provision does not limit our rights or the rights of any shareholder to seek injunctive relief or rescission if a director breaches his duty of care. These provisions will not alter the liability of directors under federal securities laws.

         Our articles of incorporation further provide for the indemnification of any and all persons who serve as our director, officer, employee or agent to the fullest extent permitted under Florida law.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         From time to time we have advanced funds to Suzanne Brady, and at December 31, 2000 she was indebted to us in the amount of $20,360. This non-interest bearing loan is unsecured and due on demand.

                             PRINCIPAL SHAREHOLDERS

         At April 1, 2001, there were an aggregate of 26,976,000 shares of common stock issued and outstanding. The following table sets forth, as of April 1, 2001, information known to us relating to the beneficial ownership of shares of common stock by:

         - each person who is the beneficial owner of more than 5% of the outstanding shares of common stock;

         -        each director;

         -        each executive officer; and

         -        all executive officers and directors as a group.

         Unless otherwise indicated, the address of each beneficial owner in the table set forth below is care of 4301 Oak Circle, Suite 25, Boca Raton, Florida 33431.

         We believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

         Under securities laws, a person is considered to be the beneficial owner of securities he owns and that can be acquired by him within 60 days from the date of this prospectus upon the exercise of options, warrants, convertible securities or other understandings. We determine a beneficial owner's percentage ownership by assuming that options, warrants or convertible securities that are held by him, but not those held by any other person and which are exercisable within 60 days of the date of this prospectus, have been exercise or converted.

Name and Address of                    Amount and Nature of       Percentage
   Beneficial Owner                    Beneficial Ownership         of Class
-------------------                    --------------------       -----------

Suzanne Brady                               24,800,000               91.9%
Julie Mitchell                                 100,000               *
Lisa M. Breunig                                100,000               *
All officers and directors
 as a group (three persons)                 25,000,000               92.7%

--------------------------
* Less than 1%.


                            DESCRIPTION OF SECURITIES

         Our authorized capital stock consists of 100,000,000 shares of common stock, $.001 par value per share, and 3,000,000 shares of preferred stock, par value $.001 per share. As of the date of this prospectus, there are 26,976,000 shares of common stock issued and outstanding, which are held of record by approximately 63 holders, and no shares of preferred stock issued and outstanding.

Common stock

         Holders of common stock are entitled to one vote for each share on all matters submitted to a shareholder vote. Holders of common stock do not have cumulative voting rights and holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. Holders of common stock are entitled to share in all dividends that the board of directors, in its discretion, declares from legally available funds. In the event of our liquidation, dissolution or winding up, each outstanding share entitles its holder to participate in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over the common stock.

         Holders of common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions for the common stock. The rights of the holders of common stock are subject to any rights that may be fixed for holders of preferred stock, when and if any preferred stock is authorized and issued. All outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable.

Preferred stock

         Our board of directors, without further shareholder approval, may issue preferred stock in one or more series from time to time and fix or alter the designations, relative rights, priorities, preferences, qualifications, limitations and restrictions of the shares of each series. The rights, preferences, limitations and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. Our board of directors may authorize the issuance of preferred stock which ranks senior to our common stock for the payment of dividends and the distribution of assets on liquidation. In addition, our board of directors can fix limitations and restrictions, if any, upon the payment of dividends on our common stock to be effective while any shares of preferred stock are outstanding.

         The rights granted to the holders of any series of preferred stock could adversely affect the voting power of the holders of common stock and issuance of preferred stock may delay, defer or prevent a change in our control.

Warrants

         We have issued and outstanding warrants to purchase a total of 1,428,000 shares of our common stock, including:

         * Series A warrants to purchase up to 476,000 shares of our common stock at an exercise price of $1.00 per share,

         * Series B warrants to purchase up to 476,000 shares of our common stock at an exercise price of $2.00 per share, and

         * Series C warrants to purchase up to 476,000 shares of our common stock at an exercise price of $3.00 per share.

         The warrants expire on October 15, 2005. The warrant exercise price will be subject to adjustment in the event of stock splits, dividends and similar events. Other than the exercise price, all series of the warrants are identical. We may call any warrant series or all of the warrants at any time upon 15 days prior written notice at a call price of $.001 per share if the average closing price of our common stock should exceed $5.00 per share for 10 consecutive trading days. Warrant holders will have this 15 day period during which to exercise the warrants so called. In the event the warrants which have been called are not exercised during this 15 day period, the warrant holder will receive the call price and the warrants will expire.

Dividend policy

         No dividends have been paid on the shares of our common stock, and we do not anticipate the payment of cash dividends in the foreseeable future. We anticipate that, for the foreseeable future any profit we report will be devoted to our future operations and that cash dividends would not be paid to our shareholders.

Transfer agent and registrar

         The transfer agent and registrar for our common stock is Old Monmouth Stock Transfer Co., Inc., 77 Memorial Parkway, Suite 101, Atlantic Highlands, New Jersey 07716, and its telephone number is 732-872-2727.

                            SELLING SECURITY HOLDERS

         The following table sets forth

         o        the name of each selling security holder,

         o        the number of shares owned, and

         o the number of shares being registered for resale by each selling security holder.

         We may amend or supplement this prospectus from time to time to update the disclosure set forth herein. All of the shares owned by the selling security holders may be offered hereby. Because the selling security holders may sell some or all of the shares owned by them, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, no estimate can be given as to the number of shares that will be held by the selling security holders upon termination of any offering made hereby. If all the shares offered hereby are sold, the selling security holders will not own any shares after the offering.

                                       Number of                Shares to      Shares to be owned
Name of selling security holder        shares owned            be offered        after offering
-------------------------------        ------------            ----------      -------------------
B.S.J. Consulting, Inc.                   8,000                   8,000                -0-
Ross Bleustein                            4,000                   4,000                -0-
Marc D. Brodsky, M.D.                     8,000                   8,000                -0-
Marla Brodsky                             8,000                   8,000                -0-
Roberta Brodsky                           8,000                   8,000                -0-
Stephen Brodsky                           8,000                   8,000                -0-
Elizabeth Capra                           8,000                   8,000                -0-
Thomas G. Cerami                          8,000                   8,000                -0-
Jeffrey Ceren                             8,000                   8,000                -0-
Richard T. Clark                         20,000                  20,000                -0-
Arthur Dermer                             8,000                   8,000                -0-
Lois Dermer                               8,000                   8,000                -0-
Marissa Dermer                            8,000                   8,000                -0-
Nancie Doherty                            8,000                   8,000                -0-
Joseph Doherty                            8,000                   8,000                -0-
Patricia A. Donlevy-Rosen                 4,000                   4,000                -0-
Steven Elias                              4,000                   4,000                -0-
Eurovest, Inc.                            8,000                   8,000                -0-
Daryn P. Fleming                          8,000                   8,000                -0-
Tyler T. Fleming                          8,000                   8,000                -0-
Margie Goldstein                          8,000                   8,000                -0-
Wayne Goldstein                           8,000                   8,000                -0-
G. David Gordon                          32,000                  32,000                -0-
George Gordon                           500,000                 500,000                -0-
Joel C. Holt                              8,000                   8,000                -0-
Edith Hutto                               8,000                   8,000                -0-
Thomas H. Jahnke
     Revocable Trust                      8,000                   8,000                -0-
Brian S. John                             8,000                   8,000                -0-
Brian S. John Revocable Trust             8,000                   8,000                -0-
William John Jr.                          8,000                   8,000                -0-
Cindy K. Olsen Johnson                    8,000                   8,000                -0-
John Johnson                              8,000                   8,000                -0-
Seth A. Joseph                            4,000                   4,000                -0-
Deana L. Leest                            8,000                   8,000                -0-
Eric Leest                                8,000                   8,000                -0-
Charles J. Lidman                         8,000                   8,000                -0-
Stephen Misyak                            8,000                   8,000                -0-
Jodi Misyak                               8,000                   8,000                -0-
Darrell Nether                            8,000                   8,000                -0-
Sandra Nether                             8,000                   8,000                -0-
John S. Norton                            8,000                   8,000                -0-
Barbara Pino                              8,000                   8,000                -0-
John Powers                               8,000                   8,000                -0-
Stephen Remer                             8,000                   8,000                -0-

Anthony J. Reynolds                       8,000                   8,000                -0-
Howard D. Rosen                           4,000                   4,000                -0-
Roy Samuel                                8,000                   8,000                -0-
Gary Schultheis                         500,000                 500,000                -0-
Barry Seidman                             8,000                   8,000                -0-
John Signorello                           8,000                   8,000                -0-
Herbert Tabin                           500,000                 500,000                -0-
Harriet F. Wadia                          8,000                   8,000                -0-
Dr. Maneck S. Wadia                       8,000                   8,000                -0-
Terry Washburn                            8,000                   8,000                -0-
Joel S. Weissler                          4,000                   4,000                -0-
D. Mark White                             8,000                   8,000                -0-
Susan Willis                              8,000                   8,000                -0-
William Zeidel                            8,000                   8,000                -0-
Malcolm G. Ziman                         16,000                  16,000                -0-
Arnold Zousmer                            8,000                   8,000                -0-

TOTAL                                 1,976,000               1,976,000                -0-

         None of the selling security holders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

         We have agreed to pay full costs and expenses, incentives to the issuance, offer, sale and delivery of the shares, including all fees and expenses in preparing, filing and printing the registration statement and prospectus and related exhibits, amendments and supplements thereto and mailing of those items. We will not pay selling commissions and expenses associated with any sale by the selling security holders.

                              PLAN OF DISTRIBUTION

         The shares covered by this prospectus may be distributed from time to time by the selling security holders including in one or more transactions that may take place on the over-the-counter market at such time, if ever, as a public market for our common stock is established. These include ordinary broker's transactions, privately-negotiated transactions or through sales to one or more broker-dealers for resale of these shares as principals, at market prices existing at the time of sale, at prices related to existing market prices, through Rule 144 transactions or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling security holders in connection with sales of securities.

         The selling security holders may sell the securities in one or more of the following methods:

         - a block trade in which a broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principals to facilitate the transaction;

         - purchasers by a broker or dealer as principal and resale by the broker or dealer for its account under this prospectus;

         - ordinary brokerage transactions and transactions which the broker solicits purchases, and

         - face-to-face transactions between sellers and purchasers without a broker-dealer.

         In making sales, brokers or dealers used by the selling security holders may arrange for other brokers or dealers to participate. The selling security holders and others through whom such securities are sold may be "underwriters" within the meaning of the Securities Act for the securities offered, and any profits realized or commission received may be considered underwriting compensation.

         At the time a particular offer of the securities is made by or on behalf of a selling security holder, to the extent required, a prospectus is to delivered. The prospectus will include the number of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price paid by any underwriter for the shares of common stock purchased from the selling security holder, and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and the proposed selling price to the public.

         We have told the selling security holders that the anti-manipulative rules under the Securities Exchange Act of 1934, including Regulation M, may apply to their sales in the market. We have provided each of the selling security holders with a copy of these rules. We have also told the selling security holders of the need for delivery of copies of this prospectus in connection with any sale of securities that are registered by this prospectus.

                         SHARES ELIGIBLE FOR FUTURE SALE

         At the date of this prospectus, we have 26,976,000 shares of common stock issued and outstanding, all of which are restricted securities. Of these restricted shares, 1,976,000 shares are eligible for resale by this prospectus. The remaining restricted shares, which are owned by our officers and directors, are eligible for sale under Rule 144. In general, Rule 144 permits a shareholder who has owned restricted shares for at least one year, to sell without registration, within a three month period, up to one percent of our then outstanding common stock. In addition, shareholders other than our officers, directors or 5% or greater shareholders who have owned their shares for at least two years, may sell them without volume limitation or the need for our reports to be current.

         We cannot predict the effect, if any, that market sales of common stock or the availability of these shares for sale will have on the market price of the shares from time to time. Nevertheless, the possibility that substantial amounts of common stock may be sold in the public market could adversely affect market prices for the common stock and could damage our ability to raise capital through the sale of our equity securities.

                                  LEGAL MATTERS

         The validity of the securities offered by this prospectus will be passed upon for us by Atlas Pearlman, P.A., 350 East Las Olas Boulevard, Suite 1700, Fort Lauderdale, FL 33301.

                                     EXPERTS

         The consolidated financial statements as of September 30, 2000 and December 31, 1999, and for the nine months and year then ended, respectively, appearing in this prospectus and registration statement have been audited by Daszkal, Bolton, Manela, Devlin & Co., independent auditors, as set forth in their report thereon appearing elsewhere in this prospectus, and are included in reliance upon this report given on the authority of such firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

         We have filed with the SEC the registration statement on Form SB-2 under the Securities Act for the common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with it, portions of which have been omitted as permitted by SEC rules and regulations. For further information concerning us and the securities offered by this prospectus, we refer to the registration statement and to the exhibits filed with it. Statements contained in this prospectus as to the content of any contract or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts and/or other documents filed as exhibits to the registration statement, and these statements are qualified in their entirety by reference to the contract or document.

         The registration statement, including all exhibits, may be inspected without charge at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549, and at the SEC's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials may also be obtained from the SEC's Public Reference at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, upon the payment of prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, registration statements and other filings made with the SEC through its Electronic Data Gathering, Analysis and Retrieval Systems are publicly available through the SEC's site on the World Wide Web located at http//www.sec.gov.

         The registration statement, including all exhibits and schedules and amendments, has been filed with the SEC through the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. Following the effective date of the registration statement relating to this prospectus, we will become subject to the reporting requirements of the Exchange Act and in accordance with these requirements, will file annual, quarterly and special reports, and other information with the SEC. We also intend to furnish our shareholders with annual reports containing audited financial statements and other periodic reports as we think appropriate or as may be required by law.

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditor's Report...................................................................F-2

Financial Statements:

   Balance Sheets at December 31, 1999 and September 30, 2000 and unaudited at December 31, 2000......................................................................F-3

   Statements of Operations for the year ended December 31, 1999 and the nine months ended September 30, 2000 and unaudited for the
      three months ended December 31, 2000 and 1999............................................F-4

   Statements of Changes in Stockholder's Equity for the year ended December 31, 1999 and the nine months ended September 30, 2000 and unaudited for the three months ended December 31, 2000 and 1999............................................F-5

   Statements of Cash Flows for the year ended December 31, 1999 and the nine months ended September 30, 2000 and unaudited for the
      three months ended December 31, 2000 and 1999............................................F-6 - 7

Notes to Financial Statements..................................................................F-8 - 10

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
BBC Graphics of Palm Beach, Inc.

We have audited the accompanying balance sheets of BBC Graphics of Palm Beach, Inc. at December 31, 1999 and September 30, 2000, and the related statements of operations, changes in stockholder's equity and cash flows for the year ended December 31, 1999 and the nine months ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BBC Graphics of Palm Beach, Inc. as of December 31, 1999 and September 30, 2000, and the results of its operations and its cash flows for the year ended December 31, 1999 and the nine months ended September 30, 2000 in conformity with generally accepted accounting principles.

Boca Raton, Florida
November 2, 2000

BBC GRAPHICS OF PALM BEACH, INC.
BALANCE SHEETS

                                     ASSETS

                                                                                                      DECEMBER 31, 2000
                                                               SEPTEMBER 30, 2000  DECEMBER 31, 1999     (UNAUDITED)
                                                               ------------------  -----------------  -----------------

Current assets:
    Cash                                                           $  1,889            $    770            $ 30,652
    Accounts receivable                                              21,897               6,116              24,805
    Due from shareholder                                             18,360              53,805              20,360
                                                                   --------            --------            --------
           Total current assets                                      42,146              60,691              75,817
                                                                   --------            --------            --------

Property and equipment, net                                          19,854              27,834              20,140
                                                                   --------            --------            --------

Other assets:
    Deposits                                                          3,219               1,153               3,219
                                                                   --------            --------            --------

           Total assets                                            $ 65,219            $ 89,678            $ 99,176
                                                                   ========            ========            ========

                      LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
    Accounts payable                                               $  9,420            $ 19,473            $ 14,118
    Obligations under capital leases                                 13,254              11,923              12,563
                                                                   --------            --------            --------
           Total current liabilities                                 22,674              31,396              26,681
                                                                   --------            --------            --------

Long-term liabilities:
    Obligations under capital leases                                 14,697              24,811              11,081
                                                                   --------            --------            --------

Commitments and contingencies                                            --                  --                  --

Stockholder's equity:
    Preferred stock, $0.001 par value; 3,000,000
      shares authorized, none outstanding                                --                  --                  --
    Common stock, $0.001 par value; 100,000,000
      shares authorized, 25,000,000 shares issued
      and outstanding                                                25,000              25,000              26,500
    Paid in Capital                                                      --                  --              28,500
    Subscription receivable                                                                                 (10,000)
    Retained earnings                                                 2,848               8,471              16,414
                                                                   --------            --------            --------
           Total stockholder's equity                                27,848              33,471              61,414
                                                                   --------            --------            --------

           Total liabilities and stockholder's equity              $ 65,219            $ 89,678            $ 99,176
                                                                   ========            ========            ========

                 See accompanying notes to financial statements.

BBC GRAPHICS OF PALM BEACH, INC.
STATEMENTS OF OPERATIONS

                                                                                             THREE MONTHS ENDED  THREE MONTHS ENDED
                                                     NINE MONTHS ENDED       YEAR ENDED      DECEMBER 31, 2000   DECEMBER 31, 1999
                                                     SEPTEMBER 30, 2000  DECEMBER 31, 1999      (UNAUDITED)         (UNAUDITED)
                                                     ------------------  -----------------   ------------------  ------------------

Net sales                                               $    104,892        $    204,040        $     95,998        $     52,413

Costs of goods sold                                           50,428              76,421              33,881              26,603
                                                        ------------        ------------        ------------        ------------

Gross profit                                                  54,464             127,619              62,117              25,810

General and administrative expenses                           55,184              82,263              42,243              18,269
                                                        ------------        ------------        ------------        ------------

Income (loss) from operations                                   (720)             45,356              19,874               7,541
                                                        ------------        ------------        ------------        ------------

Interest expense                                               4,903               8,404                 537               5,336
                                                        ------------        ------------        ------------        ------------

Other income:
    Realized gain on sale of marketable securities                --              13,675                  --                  --
                                                        ------------        ------------        ------------        ------------

Net income (loss)                                       $     (5,623)       $     50,627        $     19,337        $      2,205
                                                        ============        ============        ============        ============

Earnings (loss) per share - basic and diluted           $         --        $         --        $         --        $         --
                                                        ============        ============        ============        ============

Weighted average number of shares - basic and diluted     25,000,000          25,000,000          26,500,000          25,000,000
                                                        ============        ============        ============        ============

                See accompanying notes to financial statements.

BBC GRAPHICS OF PALM BEACH, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                                              COMMON STOCK
                                        ------------------------     ADDITIONAL   SUBSCRIPTION    RETAINED
                                          SHARES         AMOUNT   PAID-IN CAPITAL  RECEIVABLE     EARNINGS       TOTAL
                                        ----------      --------      --------      --------      --------      --------

Balance, December 31, 1998                     500      $    500      $     --      $     --      $ (9,622)     $ (9,122)

Fifty Thousand-for-one Stock Split      24,999,500        24,500            --            --       (24,500)           --

Net Income for year                             --            --            --            --        50,627        50,627

Distributions                                   --            --            --            --        (8,034)       (8,034)
                                        ----------      --------      --------      --------      --------      --------

Balance, December 31, 1999              25,000,000        25,000            --            --         8,471        33,471

Net loss for year                               --            --            --            --        (5,623)       (5,623)
                                        ----------      --------      --------      --------      --------      --------

Balance, September 30, 2000             25,000,000        25,000            --            --         2,848        27,848
                                        ----------      --------      --------      --------      --------      --------

UNAUDITED:

Net income                                      --            --            --            --        19,337        19,337

Distributions                                   --            --            --            --        (5,771)       (5,771)

Issuance of common stock                 1,500,000         1,500        28,500       (10,000)           --        20,000
                                        ----------      --------      --------      --------      --------      --------

Balance, December 31, 2000              26,500,000      $ 26,500      $ 28,500      $(10,000)     $ 16,414      $ 61,414
                                        ==========      ========      ========      ========      ========      ========

                See accompanying notes to financial statements.

BBC GRAPHICS OF PALM BEACH, INC.
STATEMENTS OF CASH FLOWS

                                                                                              THREE MONTHS ENDED THREE MONTHS ENDED
                                                         NINE MONTHS ENDED    YEAR ENDED      DECEMBER 31, 2000   DECEMBER 31, 1999
                                                         SEPTEMBER 30, 2000 DECEMBER 31, 1999    (UNAUDITED)         (UNAUDITED)
                                                         ------------------ ----------------- ------------------ ------------------

Cash flows from operating activities:
    Net income (loss)                                         $ (5,623)         $ 50,627          $ 19,337            $  2,205
    Adjustments to reconcile net income (loss) to
      net cash used by operating activities:
       Depreciation and amortization                            11,412            15,372             2,853              10,477
       Gain on sale of marketable security                          --           (13,675)               --                  --
    Changes in assets and liabilities:
       (Increase) decrease in accounts receivable              (15,781)           (1,645)           (2,907)             (6,116)
       (Increase) decrease in security deposits                 (2,066)               --                --                  --
       Increase (decrease) in accounts payable                 (10,053)           (1,248)            4,698              16,646
                                                              --------          --------          --------            --------
Net cash provided (used) by operating activities               (22,111)           49,431            23,981              23,212
                                                              --------          --------          --------            --------

Cash flows from investing activities:
    Purchase of property and equipment                          (3,432)           (1,422)           (3,140)             (1,422)
    Purchase of marketable security                                 --           (37,000)               --                  --
    Proceeds from sale of marketable security                       --            50,675                --                  --
                                                              --------          --------          --------            --------
Net cash provided (used) by investing activities                (3,432)           12,253            (3,140)             (1,422)
                                                              --------          --------          --------            --------

Cash flows from financing activities:
    Repayment of capital lease obligations                      (8,783)          (21,483)           (4,307)            (15,166)
    Proceeds from capital lease obligations                         --             1,422                --                  --
    Due from shareholder                                        35,445           (36,316)           (2,000)             (6,373)
    Distributions                                                   --            (8,034)           (5,771)                 --
    Proceeds from sale of common stock                              --                --            20,000                  --
                                                              --------          --------          --------            --------
Net cash provided (used) by financing activities                26,662           (64,411)            7,922             (21,539)
                                                              --------          --------          --------            --------

Net increase (decrease) in cash                                  1,119            (2,727)           28,763                 251

Cash at beginning of period                                        770             3,497             1,889                 519
                                                              --------          --------          --------            --------

Cash at end of period                                         $  1,889          $    770          $ 30,652            $    770
                                                              ========          ========          ========            ========

                See accompanying notes to financial statements.

BBC GRAPHICS OF PALM BEACH, INC.
STATEMENTS OF CASH FLOWS, CONTINUED

                                                                                          THREE MONTHS ENDED     THREE MONTHS ENDED
                                                    NINE MONTHS ENDED      YEAR ENDED      DECEMBER 31, 2000     DECEMBER 31, 1999
                                                    SEPTEMBER 30, 2000  DECEMBER 31, 1999     (UNAUDITED)           (UNAUDITED)
                                                    ------------------  ----------------- ------------------     ------------------

Supplemental Cash Flow Information:
    Cash paid for:
       Interest                                          $ 4,903             $ 8,404             $ 537                $ 5,336
                                                         =======             =======             =====                =======

Non-cash transactions affecting investing and
  financing activities:
    Assets acquired under capital lease                  $    --             $ 6,317             $  --                $    --
                                                         =======             =======             =====                =======

                See accompanying notes to financial statements.

BBC GRAPHICS OF PALM BEACH, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

BBC Graphics of Palm Beach, Inc. (the "Company") was incorporated in the state of Florida and operates as a full-service nationwide advertising agency with an emphasis on graphic design. The Company's primary sources of revenues include design services such as corporate logo design, all types of printed collateral and displays.

Depreciation

The Company's property and equipment are depreciated using straight-line and accelerated methods over the estimated useful lives of the assets. Depreciation expense includes the amortization of capital lease assets.

Revenue Recognition

Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company with the consent of its stockholder has elected to be taxed under S corporation provisions of the Internal Revenue Code. Under these provisions, the taxable income of this entity is reflected by the stockholder on her personal income tax return.

Cash and Cash Equivalents

The Company considers all highly-liquid debt instruments with original maturities of three months or less to be cash equivalents.

Marketable Securities

Marketable securities were classified as "available for sale" and were sold during the period ending September 30, 2000. Realized gains and losses on sales of securities are determined using the specific identification method for determining the cost of securities sold.

Advertising Costs

The Company conducts non-direct response advertising. These costs are expensed as incurred. Advertising costs for the year ended December 31, 1999 and the nine months ended September 30, 2000 were $6,037 and $352, respectively.

Earnings Per Share

Earnings per share are computed based on the weighted average number of common shares as if they were outstanding. Basic and diluted earnings per share are the same for the year ended December 31, 1999 and the period ending September 30, 2000.

BBC GRAPHICS OF PALM BEACH, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Unaudited Interim Information

The information presented as of December 31, 2000, and for the three-month periods ended December 31, 2000 and 1999, has not been audited. In the opinion of management, the unaudited interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company's financial position as of December 31, 2000, and the results of its operations and its cash flows for the three months ended December 31, 2000 and 1999, and the stockholder's deficit for the three months ended December 31, 2000 and 1999.

Unaudited - Change in fiscal year-end

On or about September 30, 2000 the Company decided to change its fiscal year from December 31 to September 30.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment, which are reflected at cost, consist of the following at December 31, 1999 and September 30, 2000:

                                                   DECEMBER 31, 1999   SEPTEMBER 30, 2000
                                                   -----------------   ------------------

Furniture and fixtures                                 $      500          $      500
Computer equipment                                         56,595              56,595
Printing machinery and equipment                           49,290              52,722
                                                       ----------          ----------
           Total property and equipment                   106,385             109,817
           Less: accumulated depreciation                 (78,551)            (89,963)
                                                       ----------          ----------
           Property and equipment, net                 $   27,834          $   19,854
                                                       ==========          ==========

Depreciation and amortization expense for the year ended December 31, 1999 and the nine months ended September 30, 2000 are $15,372 and $11,412, respectively.

NOTE 3 - LEASE COMMITMENTS

Certain non-cancelable leases are classified as capital leases, and the leased assets are included as part of "Property and equipment." Other leases are classified as operating leases and are not capitalized. Details of the capitalized leased assets are as follows:

                                        DECEMBER 31, 1999  SEPTEMBER 30, 2000
                                        -----------------  ------------------

Equipment                                    $ 55,607           $ 55,607
Less: accumulated amortization                 28,372             37,029
                                             --------           --------
         Total                               $ 27,235           $ 18,578
                                             ========           ========

The Company leases its facility under an operating lease with a term of three years, payable in monthly installments. Total lease expense for the year ended December 31, 1999 and the nine-month period ended September 30, 2000 was $-0-and $4,800, respectively.

BBC GRAPHICS OF PALM BEACH, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 3 - LEASE COMMITMENTS, CONTINUED

At September 30, 2000, the future minimum lease payments under operating and capital leases are as follows:

      PERIOD ENDED SEPTEMBER 30, 2000            CAPITAL LEASES   OPERATING LEASES
      -------------------------------            --------------   ----------------

                   2000                             $  4,077           $ 2,997
                   2001                               16,307            12,204
                   2002                               11,750            12,520
                   2003                                   --             4,208
                                                    --------           -------
Total minimum lease payments                        $ 32,134           $31,929
                                                    ========           =======

Less: amount representing interest                    (4,183)
                                                    --------
Present value of net minimum lease payments           27,951
Less: current maturities                             (13,254)
                                                    --------
          Total long-term obligation                $ 14,697
                                                    ========

NOTE 4 - RELATED PARTY TRANSACTIONS

Due from shareholder consists of a non-interest bearing demand note arising from monies advanced by the Company on her behalf. As of December 31, 1999 the Company advanced the shareholder $53,805. In fiscal year 2000 the Company advanced her an additional $9,459 and the shareholder paid the Company back $44,904. As of September 30, 2000 the shareholder owes the Company $18,360.

NOTE 5 - MAJOR CUSTOMERS

Sales to two customers during the year ended December 31, 1999 and the nine months ended September 30, 2000 represented approximately 80% and 25% of total sales, respectively.

NOTE 6 - REALIZED GAIN ON SALE OF MARKETABLE SECURITY

In February of 1999, the Company purchased a marketable security, classified as available for sale, for $37,000. In April of 1999, they sold the security for $50,675 for a realized gain of $13,675.

NOTE 7 - SUBSEQUENT EVENTS

In October of 2000, the Company had a private placement offering. One million five hundred thousand shares of $0.001 common stock were sold at a purchase price of $0.02 per share for a total of $30,000. The offering was conducted pursuant to Section 4(2) of the Securities Act of 1933. Prior to this offering, the Company amended its articles of incorporation.

As a result of the amendment, the maximum number of shares that the Company shall be authorized to issue and have outstanding at any one time shall be 103,000,000 shares consisting of 100,000,000 shares of common stock, par value $0.001 per share, and 3,000,000 shares of preferred stock, par value $0.001 per share.

Effective the date of the amendment, each one share of common stock, $1.00 par value per share, outstanding before the effective date of this amendment will be changed into 50,000 fully paid and non-assessable shares of common stock, $0.001 par value per share. The financial statements have been adjusted to retroactively show the 50,000-for-1 stock split.

No dealer, sales representative or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the company or any of the underwriters. This prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of any offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information set forth herein is correct as of any time subsequent to the date hereof.

Until _________, 2001 (90 days after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This delivery requirement is in addition to the obligations of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                TABLE OF CONTENTS

                                                Page
                                                ----

Prospectus Summary..........................      2
Risk Factors................................      3
Capitalization..............................      5
Use of Proceeds.............................      6
Management's Discussion and
  Analysis or Plan of Operation.............      6
Business....................................      9
Management..................................     11
Certain Relationships and
    Related Transactions....................     15
Principal Shareholders......................     15
Description of Securities...................     16
Selling Security Holders....................     18
Plan of Distribution .......................     20
Shares Eligible for Future Sale.............     21
Legal Matters...............................     22
Experts.....................................     22
Additional Information......................     22
Financial Statements........................    F-1

                                1,976,000 SHARES

                                 BBC GRAPHICS OF
                                PALM BEACH, INC.

                                   PROSPECTUS

                             ________________, 2001

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Florida Business Corporation Act (the "Corporation Act") permits the indemnification of directors, employees, officers and agents of Florida corporations. The Company's Articles of Incorporation (the "Articles") and Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the Corporation Act.

         The provisions of the Corporation Act that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution and (d) willful misconduct or conscious disregard for the best interests of the Company in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the Federal securities laws.

         The effect of the foregoing is to require the Company to indemnify the officers and directors of the Company for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the act and is therefore unenforceable.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The estimated expenses payable by the Company in connection with the distribution of the securities being registered are as follows:

SEC Registration and Filing Fee........................    $    61.75
Legal Fees and Expenses*...............................     20,000.00
Accounting Fees and Expenses*..........................      7,500.00
Financial Printing*....................................      3,000.00
Transfer Agent Fees*...................................      1,250.00
Blue Sky Fees and Expenses*............................        750.00
Miscellaneous*.........................................      2,000.00

          TOTAL........................................    $34,561.75

* Estimated

None of the foregoing expenses are being paid by the selling security holders.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

         Between October 2000 and November 2000 we sold an aggregate of 1,500,000 shares of our common stock to three individuals in a private transaction exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) of the act. We received $30,000 in proceeds from these sales. We paid no commissions or underwriting discounts in this transaction. No general solicitation or advertising was used in connection with this transaction, and the certificates evidencing the shares that were issued contained a legend restricting their transferability absent registration under the Securities Act or the availability of an applicable exemption therefrom. The purchasers had access to business and financial information concerning BBC Graphics of Palm Beach. We had reasonable grounds to believe that each purchaser was an accredited investor, as defined by Rule 501 of Regulation D, and the purchaser represented that he was acquiring the shares for investment purposes only, and not with a view towards distribution or resale except in compliance with applicable securities laws.

         In February 2001 we sold an aggregate of 59.5 units to 57 accredited and sophisticated investors in a private placement exempt from registration under the Securities Act of 1933 in reliance on Rule 506. Each unit consisted of 8,000 shares of our common stock, a Series A warrant to purchase 8,000 shares at $1.00 per share, a Series B warrant to purchase 8,000 shares at $2.00 per share and a Series C warrant to purchase $3.00 per share, at a purchase price of $1,000 per unit. We received gross proceeds of $59,500 in this offering. Granite Financial Group, Inc., a broker-dealer, acted as placement agent for us in this offering, and we paid Granite Financial Group, Inc. selling commissions of $5,950. Each of the investors (a) had access to business and financial information concerning BBC Graphics of Palm Beach, (b) represented that they were acquiring the shares for investment purposes only and not with a view towards distribution or resale except in compliance with applicable securities laws and (c) were either accredited investors or had such knowledge and experience in business and financial matters that they were able to evaluate the risks and merits of an investment in BBC Graphics of Palm Beach, and were, therefore, sophisticated investors at the time of purchase. In addition, we had reasonable grounds to believe that 54 of the investors were accredited investors within the meaning of Rule 501 under Regulation D. No general solicitation or advertising was used in connection with this offering and the certificates evidencing the shares that were issued contained a legend restricting their transferability absent registration under the Securities Act or the availability of an applicable exemption therefrom.

ITEM 27. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit No.                Description of Document

        2                  Merger Agreement between BBC Graphics, Inc. and BBC
                           Graphics of Palm Beach, Inc.
   3.1(a)                  Certificate of Incorporation of BBC Graphics of Palm Beach,
                           Inc.
   3.1(b)                  Articles of Amendment increasing authorized capital
      3.2                  By-laws of BBC Graphics of Palm Beach, Inc.
        5                  Opinion of Atlas Pearlman, P.A.
     10.1                  Stock Option Plan
     10.2                  Employment Agreement between the Company and
                           Suzanne Brady
     10.3                  Office Lease for 4301 Oak Circle, Suite 25
     10.4                  Demand Promissory Note dated December 31, 2000 from
                           Suzanne Brady
    23(i)                  Consent of Atlas Pearlman, P.A. (See Exhibit 5)
   23(ii)                  Consent of Daszkal Bolton Manela Devlin & Company

ITEM 28. UNDERTAKINGS

The undersigned Registrant also undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission (the "Commission") such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or preceding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boca Raton, Florida on April 3, 2001.

                                BBC GRAPHICS OF PALM BEACH, INC.


                                By: /s/ Suzanne Brady
                                ------------------------------------------------
                                        Suzanne Brady, President,
                                        Chief Executive Officer
                                        and Principal Financial and Accounting
                                        Officer

         Pursuant to the requirements of the Securities Act of 1933, this amendment to Form SB-2 registration statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                       TITLE                                DATE
          ---------                       -----                                ----


/s/ Suzanne Brady                Chief Executive Officer,                  April 3, 2001
----------------------------     President and Director
    Suzanne Brady                (Principal Executive Officer
                                 and Principal Accounting
                                 Officer)


/s/ Julie Mitchell               Chief Operating Officer,                  April 3, 2001
----------------------------     Treasurer and Director
    Julie Mitchell


/s/ Lisa M. Breunig              Director                                  April 3, 2001
----------------------------
    Lisa M. Breunig